Contact

www.linkedin.com/in/julie-mcwilliams-219a688 (LinkedIn)

Top Skills

Event Planning
Social Media
Blogging

Julie McWilliams

Vice President at Kingdom Scene Endeavors
St Louis, Missouri, United States

Experience

Kingdom Scene Endeavors
Vice President
January 2009 - Present (14 years)
St. Louis, MO

Encouraging Hope and Purpose through Fun and Games

Created Lightgliders brand and virtual world game

www.lightgliders.com

Ferndale Laboratories
Executive Sales Representative
April 2002 - November 2007 (5 years 8 months)

Maritz Travel Company
Account Executive
August 1999 - April 2002 (2 years 9 months)
St. Louis, MO

Maritz Travel Company
Travel Project Head
April 1997 - April 1999 (2 years 1 month)
St. Louis, MO

INTRAV
Lead Travel Director
May 1994 - April 1997 (3 years)
The World

The Ritz-Carlton Hotel Company, L.L.C.
Reception and Club Concierge
September 1993 - May 1994 (9 months)
St. Louis, MO

Kanakuk Kamps
Programs Director

May 1993 - August 1993 (4 months)
Branson, MO

Education

Indiana University Bloomington
· (1989 - 1993)